Mail Stop 3-9								January 19, 2005

Daniel Swisher
Chief Executive Officer
Sunesis Pharmaceuticals, Inc.
341 Oyster Point Boulevard
South San Francisco, California 94080

Re:	Sunesis Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Filed December 23, 2005
	File Number 333-121646

 Dear Mr. Swisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please note that we will send you our comments on your pending request for confidential treatment by separate letter. All confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
4. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
5. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K.
6. Please note that where we provide examples to illustrate what we
mean by our comments, they are examples and not exhaustive lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
7. In your response letter, please state our comment and then explain
each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can
easily place your revised disclosure in its proper context.
8. Throughout the registration statement, you cite various
estimates,
statistics and other figures. Where you cite your own estimates, please explain how you arrived at those estimates, disclose any third-party sources you relied upon, and provide us with any copies
of those sources.  Copies delivered should be marked to highlight the
relevant information. For all other figures, please identify your sources and provide copies of these sources to us. Set forth below is an illustrative and not an exhaustive list of statements that should
be supported:
*	"sales of gleevec are expected to increase from $1.1
billion...$2.5billion," p.44
*	"Examples of TNF inhibitors include...$1.3 billion and $600
million," p. 48.
Cover page
9. Please delete the term "Joint Book-Running Managers" from your cover page.

Prospectus Summary, page 1
Overview, p. 1
10. Please explain the term "tethering" the first time it is used.

Our Programs, p. 1
SNS 595 Program, p.1
11. Please explain technical terms and phrases such as "cytotoxic,"
"cell-cycle inhibitor," "novel mechanism of action," "myelocytic," "kinase" and "fragment-based technologies" using simple language that investors can understand. These terms should be explained the first time they are used.
12. Please disclose the rights you have acquired from Dainippon are through a license agreement.

Risks Related to our Business, page 3
13. Please revise to disclose that you have not generated any operating revenues and you expect to incur losses for the foreseeable future.

The Offering, page 4
14. You have disclosed that none of the information contained in your prospectus was adjusted for the effect of the reverse stock split to be effected prior to the completion of the offering. Please note that if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS is to be adjusted retroactively for all periods presented to reflect that change in capital structure, and the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed. Please refer to ARB No. 43, Chapter 7B, "Capital Accounts--Stock Dividends and Stock Split-Ups" and please revise your presentation and disclosures throughout the filing.

Risk Factors, p. 7
General
15. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in "If our competitors develop and market products...," you should expand and customize the risk factor to disclose whether
SNS-595 suffers from any disadvantages as compared with irinotecan, doxorubicin and the other competitive products you have listed, with a particular emphasis on the factors listed in the bullet points. For example, if any competitive products are in later-stage clinical trials (or approved), you should disclose this fact explicitly rather than relying upon a generic bullet point relating to speed of development.

Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

"There is a high risk that our drug discovery and development activities will not result in commercial products," page 7
16. If you have experienced any of the situations described in your bullet point list, please revise to describe the situation you experienced and the consequences. It may be necessary to include such discussion as a separate risk factor discussion.

"If we fail to maintain our existing, or enter into new, strategic collaborations...," p. 11
"We rely on third parties to conduct our clinical trials...," p.
12
17. Other than the third party manufacturer and single supplier for
SNS-595 that you reference in subsequent risk factors, please identify collaboration agreements upon which you are heavily
dependent.   Additionally, describe the subject of the agreement.
Please also describe any disadvantages that your company has in negotiating collaboration agreements, if any.
18. To the extent that you are substantially dependent on any third party for services, (other than the third party manufacturer and single supplier for SNS-595 that you reference in subsequent risk factors), please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of third parties, disclose the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.
19. Please discuss the extent to which the third parties upon whom you rely have failed in the past to perform as you expected them to.
"If Conflicts of interest arise...," p. 11
20. Please disclose the types of facts or circumstances that might lead a collaborator to breach or fail to perform under any agreement with the Company.
21. If you are aware of any of your collaborators that are developing product candidates that would compete with the candidates that you are developing under the agreement.

"We rely on a third party to manufacture our product candidates...,"
p. 12
22. In light of your dependence on this third party manufacturer, you should name the manufacturer explicitly, describe the material terms of the contract in the business section and file your agreement with the manufacturer as an exhibit to the registration statement. If you believe you are not required to file the agreement, provide us with a supplemental analysis supporting your determination. The analysis should discuss the availability of alternative sources.




"Our proprietary rights may not adequately...," p.13
"If we are sued for infringing...," p. 15
"We may be subject to damages resulting from claims...," p. 15
23. Please describe any problems you have had in the past with the risks you have posed in this section. Describe any claims that you have infringed on the intellectual property of others, that employees have disclosed trade secrets of employers, and your failures to protect intellectual property rights, among other issues.

 "We expect to significantly expand our clinical research...,"p.
15
24. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

"Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty," page
16
25. This risk factor is generic as it applies to all companies in all industries. Please either revise to tailor the risk factor to your business and your operations or delete it.

 "Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products," page
17
26. If there are any known side effects to any of your product candidates, please revise to disclose them.

"Foreign governments often impose strict price controls...," p.18
27. If applicable, you should include in your discussion of this risk factor (or in a new risk factor), the fact that regulatory approval in the US may not necessarily mean that you will gain approval in foreign jurisdictions.

"We may be subject to costly claims...," p. 18
"We may incur significant costs complying with environmental laws...," p. 18
28. Please disclose the amount and limits for the insurance you carry for these respective types of claims.

Use of Proceeds, p. 24
29. You have allocated $40 million to clinical and preclinical development of programs. Please revise your disclosure to include more information about this amount, including a breakdown of proceeds by program as you have identified them in the prospectus summary and in the business section. Please also disclose how far the allocated proceeds will take each program or product in the development process.

Capitalization, page 24
30. Within the capitalization table, please revise to include the current portion of long-term debt.

Management`s Discussion and Analysis of the Company, p. 29
General
31. Please disclose your accumulated losses as of December 31, 2004.
32. We note the Company has not provided meaningful estimates of the ultimate cost to bring your product candidates to market. Please consider including at least minimum amounts that you anticipate incurring by project/product candidate and the timing of incurring those minimum amounts. Please also address in your disclosure the following:
* The nature, timing and the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.
33. Please note that if you will make or receive any payment that is material and probable, you must disclose that payment in the MD&A and that information will not be the proper subject of a confidential treatment request. If there are no such payments, advise us of this fact in your response letter.
Stock Based Compensation, page 33

34. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

* The date of the transaction,
* The number of options granted or shares issued,
* The exercise price or per share amount paid,
* Management`s fair market value per share estimate and how the estimate was made,
* An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,
* The identity of the recipient, indicating if the recipient was a related party,
* Nature and terms of concurrent transactions; and,
* The amount of any compensation or interest expense element. Please note that because the initial filing did not include an estimated offering price we are deferring evaluation of common stock related compensation until you specify the estimated offering price.
Research and Development, page 34 and page 43.

35. We acknowledge your discussion research and development activities. In addition to your current disclosures please include the following information for each of your major research and development projects:

* The costs incurred during each period presented and to date on the project;
* The nature and estimated costs of the efforts necessary to complete the project;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.
To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.
Business, p. 41
SNS 595 Program, p.45
36. Where you discuss the results of clinical trials, in addition to including qualifications making it explicitly clear that clinical trials have not been completed and later stage trials may contradict your conclusions regarding safety or efficacy. You should also provide further disclosure about your results, including a brief statistical analysis your results. As one example only, on page 46, you state that SNS-595 showed 99% to 100% inhibition of growth. Please disclose the p-values associated with these results and explain what the p-values mean. If the results are not statistically significant, you should indicate this fact in the disclosure.
37. Please explain what you mean by "PK."

Strategic Collaborations, page 50
38. Please revise the descriptions of your collaboration agreements to quantify the amounts paid to date, the aggregate amounts payable in the future and the aggregate potential milestone payments. As royalty payments are based on a percentage and are unknown, disclosing the existence of royalty provisions is sufficient.
39. Some of the agreements state that the other party will have an exclusive license to your portion of the collaboration intellectual property. In these instances, please revise to clearly state that you will not have commercialization rights.

Intellectual Property, page 55
40. We note your statement that you have 60 issued U.S. and foreign patents. However, the only patent(s) you have discussed are the patents related to SNS-595. Please revise to describe the subject of all your material patents and disclose when these patents expire.
If
multiple patents apply to the same technology or product candidate, it may be helpful to discuss them together. If some of the patents are not material, disclose this information.

Certain Relationships and Related Party Transactions page 77

41. We note your disclosure of such transactions in the
prospectus.
Please include the amounts of the related party items on the face of
the financial statements and the related disclosures in your footnotes.  Please refer to SFAS No. 57, Rule 4-08(k) and Article
5
of Regulation S-X.

Principal Stockholders, p. 79
42. Please identify the natural person(s) who are the beneficial owners of the shares held by Abingworth, Biogen, Mayfield, and Venrock.
Underwriting, p. 93
43. Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.
44. You have indicated that the underwriters have arrangements to host or access your preliminary prospectus on the Internet.
Please
identify any third parties that will host the prospect on their website along with the internet address for each such underwriter. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
45. Please advise us if the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
46. Tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD- ROM-s, videos, etc. and provide all such prospectuses for our examination.
Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
47. Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate are e-brokers. If so, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
48. Please revise to identify the purchasers or classes of purchasers in your private offerings. Please note that "single investor" and "single purchaser" are not acceptable classes.

Financial Statements
Note 1, Recent Accounting Pronouncements page F-14

49. We note your disclosure of the impact of the adoption of FASB statement 123 as amended will have on your financial statements. We believe that your disclosure could be enhanced by a quantification of the impact that the adoption of the standard is expected to have on the financial statements; if impact not known or not estimable, a statement to that effect should be made. In addition, please include a disclosure of the potential impact of other significant matters that might result from the adoption of the standard. Please refer to
SAB 103 Topic 11M.
Note 5, Collaborative Research Agreements page F-18

50. Please revise your disclosure to indicate in general the milestone events that will trigger the payments under these agreements and the aggregate amount of the milestone payments.

Note 10, Convertible preferred stock page F-23

51. We note that you completed a private placement of convertible preferred stock securities during 2004. Convertible securities issued within a reasonable period prior to the filing of an initial registration statement, which have a conversion price below the initial offering price, are presumed to contain an embedded beneficial conversion feature. Since you have not disclosed an estimated offering price, or price range, we are deferring a final evaluation of this issue until the estimated offering price is specified and expect to have further comment in this regard when the amendment containing that information is filed.
      As appropriate, please amend your filing in response to
these
comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and
provides
any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
******
      You may contact Ibolya Ignat at (202) 824-5528 or James Atkinson, at (202) 942-2826if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381 or me at (202) 942-1840 with any other questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	William Davisson
   	Latham & Watkins LLP
   	135 Commonwealth Drive
   	Menlo Park, CA 94025


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